Exhibit 99.1

ArcelorMittal announces Kleber Silva to be new CEO of ArcelorMittal Mining
19 March 2024, 10:00 CET

ArcelorMittal, the world’s leading steel and mining company, today announces that Kleber Silva is nominated Executive Vice President of ArcelorMittal and appointed as Chief Executive Officer of ArcelorMittal Mining, effective 08 April 2024. Kleber will report to Aditya Mittal, Chief Executive Officer of ArcelorMittal and he will be a member of the Group Management Committee.

Stefan Buys, who has been the chief executive since October 2021, is leaving the company on 30 March 2024 to pursue other opportunities. Stefan safely advanced ArcelorMittal’s mining business in both Liberia and Canada, and facilitated the progression of key projects. ArcelorMittal would like to take this opportunity to thank Stefan for his significant contribution to ArcelorMittal.

Kleber is re-joining ArcelorMittal after leaving the group in 2017 to join Eramet as deputy chief executive officer and chief operating officer responsible for mining and metals. At Eramet, he was responsible for the global mining, plant and metallurgical activities for manganese, nickel, zircon, titanium, mineral sands, manganese alloys and lithium. Kleber has an extensive experience of 35 years in mining and metal industries, with great achievements in safety, value creation, growth, turnaround, and operational excellence. He began his career in 1988 at MBR and Vale. Since then, he has held various senior operation responsibilities within Vale Brazil and at Québec Cartier Mining Company in Canada (later ArcelorMittal Mines Canada). In 2006, Kleber became Vice President of ArcelorMittal, overseeing mining operations and later assumed the role of head of iron ore operations and CTO iron ore mines in August 2008. In May 2012, Kleber was appointed Executive Vice President of ArcelorMittal and head of iron ore.

Kleber holds a master’s degree from the École Nationale Supérieure des Mines de Paris, France. Kleber is also a mining engineer from “Escola de Minas da Universidade Federal de Ouro Preto, UFOP.

Commenting, Aditya Mittal, CEO ArcelorMittal, said:
“I must thank Stefan for his significant contribution to ArcelorMittal. He is an exceptional, safety-focused leader and we have benefitted considerably from the expertise and know-how he has brought to our group. I am also delighted Kleber is returning to ArcelorMittal – he is a capable and accomplished leader who knows the mining industry and ArcelorMittal very well. With his extensive global experience, he is well placed to lead us in the next phase of our development.”

Kleber Silva said:
“I am looking forward to the challenge of returning to ArcelorMittal as CEO of its mining business. It’s a great honour and privilege for me. I am excited to collaborate with the team to implement ArcelorMittal’s mining growth plans while also addressing key industry trends - particularly safety, ESG, decarbonization and digitalization - that is shaping our industry’s future. There is a lot to do, and I am eager to get started.”

ENDS

About ArcelorMittal
ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2023 generated revenues of $68.3 billion, produced 58.1 million metric tonnes of crude steel and, 42.0 million tonnes of iron ore.
Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).
http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com